UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934



                            Mitek Systems, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                606710200
                              (CUSIP Number)


                            December 31, 2013
         (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP: 606710200


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Zevenbergen Capital Investments LLC
     20-0262509


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)
	(a)
	(b)
	NOT APPLICABLE


 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington

             5   SOLE VOTING POWER

                  1,007,100


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        1,681,100
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,681,100      Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	NOT APPLICABLE

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.5%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA




Amendment No.

Item 1(a)     Name of Issuer:
       Mitek Systems, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
       8911 Balboa Ave., Suite B
       San Diego, California 92123

Item 2(a)     Name of Person(s) Filing:
       Zevenbergen Capital Investments LLC

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       601 Union Street, Suite 4600
       Seattle, WA  98101-2323

Item 2(c)     Citizenship:   Washington

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       606710200

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 and 3

       (a)    Amount beneficially owned:  1,681,100
       (b)    Percent of class:  5.5%
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:  1,007,100
       (ii)   Shared power to vote or to direct the vote:  NONE
       (iii)  Sole power to dispose or to direct the disposition of:  1,681,100
       (iv)   Shared power to dispose or to direct the disposition of:  NONE



Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          February 13, 2014

        Signature:     /s/ Justin Buller
        Name/Title:    Justin Buller, Chief Compliance Officer
                       Zevenbergen Capital Investments LLC